May 4, 2012

Via EDGAR and Mail Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:     W. John Cash,

Branch Chief

Re:      Alcoa Inc.

   Form 10-K for Fiscal Year Ended December 31, 2011

   Filed February 16, 2012

   File No. 1-03610

Dear Mr. Cash:

On behalf of Alcoa Inc. (the “Company”), enclosed with the paper copy of this letter are supplemental materials requested by the Staff (the “Staff”) of the Securities and Exchange Commission in Comment No. 14 of the Staff’s letter dated March 16, 2012, relating to the Form 10-K for the fiscal year ended December 31, 2011 (file no. 1-03610) (the “2011 10-K”), filed by the Company on February 16, 2012. The supplemental materials consist of (i) January 2012 Financial Review, (ii) February 2012 Financial Review, (iii) First Quarter 2012 Actual Financial Review, and (iv) Financial Review – Executive Council.

Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”), the supplemental information is being provided to the Staff on a confidential basis and is not to be filed with or deemed a part of the 2011 10-K or any other of the Company’s reports. Also pursuant to Rule 12b-4, the Company hereby requests that the supplemental information be returned to the undersigned promptly following completion of the Staff’s review. The Company believes the return of such information is consistent with the protection of investors because these supplemental materials were prepared for internal business purposes only and not with the intent for public disclosure, disclosure of monthly results is not required, and the Company’s results for the full quarter ended March 31, 2012 have previously been disclosed in its Quarterly Report on Form 10-Q filed on April 26, 2012. Please call me when the Staff has completed its review and the Company will arrange to have the supplemental information retrieved.

W. John Cash

May 4, 2012

If you have any questions with respect to the foregoing, please contact me at (412) 553-2169 or Robert Collins, Assistant Controller, at (412) 553-1772.

Sincerely,

/s/ Graeme W. Bottger
Graeme W. Bottger Vice President and Controller